FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2019

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s IR presentation as posted on Registrant’s website.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 13, 2019	By: /s/ Yael Shofar
Yael Shofar General Counsel

 Gilat satellite NetworksCompany Overview  February 2019  NASDAQ, TASE: GILT

 Forward Looking Statements Disclaimer  Certain statements made in this presentation that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to obtain financing and/or timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. Gilat undertakes no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.Unaudited/Non-GAAP Financial MeasuresThis presentation includes financial data that is not audited and financial data that was not prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). Non-GAAP financial measures appearing in this presentation consist of GAAP financial measures adjusted to exclude, non cash share-based compensation expenses, impairment of goodwill and long lived assets, amortization of acquired intangible assets, restructuring, trade secrets litigation expenses, tax expenses under amnesty program, deferred tax benefit that was recorded for the first time and other non-recurring expenses and net income or loss from discontinued operations. Gilat believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand Gilat’s current and future operating performance. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with Gilat’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

# GILAT – BOUNDLESS COMMUNICATIONS



| 4G/5G | 2G/3G | Air | Sea | Land | Consumer | Enterprise |
|---|---|---|---|---|---|---|
| MOBILE | | MOBILITY | | | BROADBAND | |

**MOST ADVANCED TECHNOLOGY**
Terrestrial-grade user experience

**END-TO-END SERVICE**
Most stringent service levels

**GLOBAL PRESENCE**
20 sales offices

Established 1987 | NASDAQ / TASE: GILT | ~1,100 employees

3 | Proprietary and Confidential

 Global Footprint – Expanding a Diverse Customer Base  300+ customers  500+ Networks  90+ countries    SYSTEM INTEGRATORS    GOVERNMENTS    SATELLITE OPERATORS    CARRIERS & SERVICE PROVIDERS

 Booming capacity – GEO + LEO/MEO    Global HTS Bandwidth Supply, Demand and Price per Mbps  $/Mbps/Month  Gbps    ~16 times today        Source: Euroconsult, NSR, 2017      ABUNDANCE OF CAPACITY UNLOCKS NEW MARKETS

 Affordable Internet Everywhere is Becoming a “Birth Right”    WE ALL WANT BROADBAND Everywhere. Anytime. Affordable.      WE ALL WANT BROADBAND Everywhere. Anytime. Affordable.      Mobility    Broadband    Mobile  SATELLITE DELIVERS Affordable, Plentiful, Terrestrial-grade User Experience

 Accelerating Connectivity – Growth Areas  Mobile    Cellular Backhaul,Network Resilience, Public Safety  Mobility        In the Air, at Sea, on the Ground  Broadband    Broadband to the Unserved and Underserved

 Mobile

 Leading the Fast Growing Satellite Backhaul Market      $790M(2017)  $3,300M(2027)  Satellite Backhaul Market  “Gilat continues to unlock new opportunities and capture a bigger share of the pie…”  Source: NSR, April 2018

# ENABLING "TERRESTRIAL-GRADE" USER EXPERIENCE

Gilat

## Affordable true **LTE Backhaul**

- Delivering "terrestrial-grade" User Experience
- Rapid network deployment
- Expanding coverage to: rural, highways, islands, tourist centers, campuses, metro-edge and metro areas
- Replacing leased lines and upgrading T1s/E1s

## Global End-to-End **Services**

- Delivering comprehensive services
- Expertise in integrating ground and sat networks
- Experience with Tier-1 MNOs worldwide
- Generating **recurring revenues**

Sprint SoftBank EE OPTUS T-Mobile KDDI Globe Telstra

10 | Proprietary and Confidential

 World’s Fastest Broadband for LTE Backhaul    11 | Proprietary and Confidential

 12 | Proprietary and Confidential  METRO AREA - A LIVE EXMPLE

 Mobility

# MOBILITY – SUPERIOR PASSENGER EXPERIENCE DRIVES DEMAND

Gilat

## Satellite Broadband Connected Aircrafts

### Commercial Aircrafts

27,800

(2027)

5,200

(2017)

Source: EuroConsult, July 2018

### Business Aircrafts

8,800

(2027)

500

(2017)

Source: EuroConsult, July 2018

gogo

AirMedia 航美传媒

Honeywell

14 | Proprietary and Confidential

   One Network  Delivering Superior Passenger Experience    >2,200 aircrafts    World’s Fastest SpeedIn-Flight Connectivity  Global Coverage  Over 25 Satellites  15 Teleports

 Leading Performance Solutionsfor All In-Flight Connectivity Modules  Ku and KaTransceivers  Dual BandKu/Ka Antenna  400MbpsModem    ESA/PAA      16 | Proprietary and Confidential

 Broadband

# DELIVERING CORE INFRASTRUCTURE FOR NATIONAL BROADBAND

## **Broadband** to unserved & underserved

- Bridging the digital divide
- Connecting communities and individuals to the world via broadband
- Innovating to deliver plentiful affordable Consumer and Enterprise solutions

## Large governmental projects in **Peru and Colombia**

- Peru – FITEL projects
  - A $2B+ program to build terrestrial networks across Peru
  - 14 Regional Projects awarded so far – 6 to Gilat (~$548M)
    - ~$333M construction revenue
    - ~$215M operational revenue over 10 years
  - Target:
    Recurring revenues >$50M / year, profitable, starting 2020



## NBN

Connecting nationwide businesses and enterprises in regional and rural Australia

## Gazprom

Providing broadband connectivity across Russia over new satellite – Yamal 601 Ka

## China Satcom

Extending satellite coverage throughout China with new satellite – CS-18, sole solution to China's HTS Ka

## JSAT

Delivering wide range of mobility and fixed broadband applications in Japan

## ISRO

Boosting broadband connectivity across India's mainland and islands over new satellite – ISRO's GSAT-11

18 | Proprietary and Confidential

 NGSO

 Constellations and networks are Getting more complex  GEO  MEO  LEO  Multi-satellite  1K-10K/constellation  Multi-orbit  GEO/MEO/LEO  Multi-beam  Thousands per satellite  Multi-band  Ku, Ka, C  MEO 2,000-10,000 km  GEO 35,786 km  LEO500-2,000 km  Next-Gen Technologies Needed – Complex NMSs, Strong Modems, ESA  20 | Proprietary and Confidential

 NGSO is materializing    Opportunity is both baseband as well as ESA antennasIFC demo – Telesat/GEE Maritime connectivity demo – Telesat/Tier-1 Maritime service provider    Gilat involved in a number of them    Several constellations in advanced stages: SpaceX, OneWeb, Telesat, mPower    O3b mPOWER

 5G-ready satellite solution  Service Ubiquity    Service to regions without terrestrial networke.g. rural/remote, public safety, disaster, IoT   Service Continuity    Continuity between terrestrial and satellite networkse.g. aero, maritime, land  Service Scalability    Media servicee.g. global feed, video backhaul

 Financial Indicators and Analysis

2018 ANNUAL PROFIT AND LOSS HIGHLIGHTS

US$ MILLIONS

Revenues

$266.4M ($282.8M)
(6%)YoY

Revenues w/o Terrestrial Infra
$241.4M ($204.5M)
18% YoY

Fixed Networks Revenues including CBH
$144.2M ($116.1M)
24% YoY

Mobility Revenues Mainly IFC
$97.2M ($88.4M)
10% YoY

Gross Profit
GAAP 35% (29%)
Non GAAP 36% (31%)

OPEX
GAAP $72.8M ($71.6M)
Non GAAP $71.9M ($68.8M)

Operating Profit
GAAP $21.3M ($10.9M)
Non GAAP $25.1M ($18.5M)

Operating Margin
GAAP 8% (4%)
Non GAAP 9% (7%)

Net Profit

GAAP $18.4M ($6.8M)
Non GAAP $18.2M ($14.6M)

Adjusted EBITDA

$35.2M ($26.2M)
34% YoY

* 2018/ (2017)

24 | Proprietary and Confidential

 annual Profit and Loss HighlightsUS$ millions, except per share data   * Include tax amnesty, goodwill impairment, restructuring cost and trade secrets litigation expenses (income)** Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, impairments, restructuring costs, trade secrets litigation expenses (income), tax expense under amnesty program and initial recognition of deferred tax asset with respect to carry-forward losses  GAAP  2016  2017  2018  Revenues  279.6  282.8  266.4  Gross Profit  75.5  82.5  94.0  Gross Margin  27%  29%  35%  R&D, net  24.9  28.0  33.0  S&M  23.4  23.8  22.7  G&A  22.0  18.5  17.2  Other expenses (income)*  4.4  1.3  (0.2)  Operating income  0.8  10.9  21.3  Net income (loss)  (5.3)  6.8  18.4  Diluted EPS  (0.10)  0.12  0.33  Non-GAAP**        Gross Margin  29%  31%  36%  Operating Income  11.7  18.5  25.1  Net income  5.6  14.6  18.2  Adjusted EBITDA  19.2  26.2  35.2

# 2019 GUIDELINES AND OUTLOOK – INCREASED PROFITABILITY

US$ MILLIONS

**Revenues**

$275M-$295M ($266.4M)
3%-11% YoY

**Revenues w/o Terrestrial Infra**

$252M-$265M ($241.4M)
4%-10% YoY

**Mobility Revenues Mainly IFC**

$101M-$107M ($97.2M)
4%-10% YoY

**Fixed Networks Revenues including CBH**

$151M-$158M ($144.2M)
5%-10% YoY

**>60%**

of 2019 revenues from current backlog

**Adjusted EBITDA**

$38M-$42M ($35.2M)
8%-19% YoY

**Operating Margin**

GAAP 9% (8%)
Non GAAP 11% (9%)

**Operating Profit**

GAAP $23M-$27M ($21.3M)
Non GAAP $27M-$31M ($25.1M)

* Guidance 2019 / (Actual 2018)

26 | Proprietary and Confidential

 Executing Profitable Growth Strategy  Annual Revenues  Adjusted EBITDA  Revenues: $275M - $295MGAAP Operating Profit: $23M - $27M Adjusted EBITDA: $38M - $42M  GAAP Operating Profit  2019 Management Objectives (US$ millions)

 Gilat revenues & terrestrial infrastructure breakdown  US$ millions  $283M  $266M  $275M-$295M

 Annual Revenue per Segment   US$ millions  $283M  $266M  $275M-$295M

Q4 2018 PROFIT AND LOSS HIGHLIGHTS

US$ MILLIONS

Revenues

$69.7M ($82.7M)
(16%) YoY

Revenues w/o Terrestrial Infrastructure
$65.0M ($67.3M)

Fixed Networks Revenues
$35.4M ($34.7M)

Mobility Revenues Mainly IFC
$29.6M ($32.6M)

Gross Profit/Margin
GAAP $26M – 37% ($25.2M – 31%)
Non GAAP $26.3M – 38% ($26.4M – 32%)

OPEX
GAAP $18.5M ($19.6M)
Non GAAP $18.4M ($19.4M)

Operating Profit/Margin
GAAP $7.5M – 11% ($5.6M – 7%)
Non GAAP $7.9M – 11% ($7.0M – 8%)

Net Profit

GAAP $5.3M ($3.4M)
Non GAAP $5.7M ($4.7M)

Adjusted EBITDA

$10.5M ($9.0M)

* Q4-18 (Q4-17)

30 | Proprietary and Confidential

Quarterly Profit and Loss Highlights US$ millions, except per share data  GAAP  Q4 17  Q1 18  Q2 18  Q3 18  Q4 18  Revenues  82.7  67.4  66.5  62.8  69.7  Gross Profit  25.2  21.4  22.4  24.2  26.0  Gross Margin  31%  32%  34%  39%  37%  R&D, net  8.2  8.0  7.9  8.2  8.9  S&M  6.6  5.4  6.3  5.5  5.5  G&A  5.0  4.3  4.1  4.6  4.3  Other expenses (income)*  (0.2)  -  -  -  (0.2)  Operating income  5.6  3.7  4.1  6.0  7.5  Net income  3.4  2.3  2.2  8.7  5.3  Diluted EPS  0.06  0.04  0.04  0.16  0.09  Non-GAAP**            Gross Margin  32%  34%  36%  39%  38%  Operating Income  7.0  5.1  5.7  6.5  7.9  Net income  4.7  3.8  3.7  5.1  5.7  Adjusted EBITDA  9.0  7.5  8.1  9.1  10.5   * Include tax amnesty and trade secrets litigation expenses (income)** Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, impairments, restructuring costs, trade secrets litigation expenses (income), tax expense under amnesty program and initial recognition of deferred tax asset with respect to carry-forward losses

 Balance Sheet HighlightsUS$ millions  1) Including cash and cash equivalents, restricted cash and net of short term bank credits2) DSO calculation excludes Terrestrial Infrastructure Projects Segment3) Q4-18 (Q3-18)  Cash and equivalents1$104.2 ($103.3)  DSO271 days (73 days)  Total Assets$394.7 ($391.3)  Cash From Operation$4.0M increase($9.6 increase)  Total Debt$12.6 ($12.7)  Shareholders equity$239.1M ($233.5M)

 In Summary – Uniquely Positioned for Unlocking Opportunities  Demand for plentiful affordable broadband, anywhere anytime, is soaring    Product leadership and innovation    Leading in the main growth areas – Mobile Backhaul & IFC Mobility    Oversupply of capacity unlocks new markets    Focused on strategy execution and profitability